Exhibit 21.1
Subsidiaries of Aurora Innovation, Inc. as of December 31, 2023

Organization	Jurisdiction
Aurora Innovation Holdings, Inc.	Delaware
Aurora Operations, Inc.	Delaware
Other subsidiaries*	Various
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*     Other subsidiaries are not shown by name in the above list because, considered in aggregate, they would not constitute a significant subsidiary.